Exhibit (a)(5)(B)
FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:

Camellia So	Investor Relations Department

Tel: (852) 2555-5021	Tel: (852) 2555-4777

e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:

James W.W. Strachan	Kirsten Chapman & Timothy Dien

Tel: (1-480) 664 8309	Lippert/Heilshorn & Associates, Inc.

e-mail: strachan@globalsources.com	Tel: (1-415) 433-3777
e-mail: tdien@lhai.com
Global Sources Commences Tender Offer
HONG KONG, Nov. 21, 2008 — Global Sources Ltd. (NASDAQ: GSOL) has commenced with its cash tender offer for up to 6,250,000 of its common shares at $8 per share or up to $50,000,000 as previously announced on November 13, 2008. As of November 1, 2008, there were 46,703,494 shares of the Company’s common shares issued and outstanding. The shares that the Company is offering to purchase represent approximately 13.4% of the total number of issued and outstanding shares of the Company’s common shares. The tender offer is not conditioned upon any minimum number of shares being tendered or the availability of any financing. It is, however, subject to certain other conditions set forth in the Offer to Purchase.
The tender offer is expected to expire at midnight, Eastern Time, on December 19, 2008, unless the tender offer is extended or earlier terminated by the Company.
The Company’s Board of Directors has approved the tender offer. However, neither the Company’s Management, its Board of Directors, the Depositary nor the Information Agent make any recommendation to any shareholder as to whether to tender or refrain from tendering any shares. The Company has not authorized any person to make any recommendation.

Georgeson Inc. will serve as the information agent for the tender offer. Banks and brokers can contact Georgeson Inc. by calling them at: (1-212) 440-9800. U.S. shareholders can contact Georgeson Inc. by calling them at: (1-866) 295-4321. Non-U.S. shareholders can contact Georgeson Inc. by calling them at: (1-212) 806-6859.
THIS PRESS RELEASE CONSTITUTES NEITHER AN OFFER TO BUY NOR THE SOLICITATION OF AN OFFER TO SELL SHARES. THE SOLICITATION AND THE OFFER TO BUY GLOBAL SOURCES’ COMMON SHARES WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. SHAREHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING VARIOUS TERMS AND CONDITIONS OF THE OFFER. SHAREHOLDERS WILL BE ABLE TO OBTAIN FOR FREE THE OFFER TO PURCHASE AND OTHER FILED DOCUMENTS AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. ONCE AVAILABLE.
Shareholders should read carefully the information in the Offer to Purchase and in the Letter of Transmittal as they include various terms and conditions of the tender offer and should consult their own investment and tax advisors. Shareholders will be able to obtain for free the offer to purchase and other filed documents at the SEC’s website at http://www.sec.gov . Once available, these documents may also be obtained for free in the investor relations section of Global Sources’ website at http://www.globalsources.com .
About Global Sources
Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China. The core business uses English-language media to facilitate trade from Greater China to the world. The other business segment utilizes Chinese-language media to enable companies to sell to, and within Greater China.
The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 753,000 active buyers source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in over 230 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on 4.3 million products and more than 196,000 suppliers annually through 14 online marketplaces, 13 monthly magazines, over 100 sourcing research reports and 9 specialized trade shows which run 27 times a year across eight cities.
Suppliers receive more than 43 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.
Global Sources has been facilitating global trade for 37 years. Global Sources’ network covers more than 69 cities worldwide. In mainland China, Global Sources has over 2,800 team members in more than 44 locations, and a community of over 1 million registered online users and magazine readers for Chinese-language media.
FORWARD-LOOKING STATEMENTS
This press release contain certain “forward-looking statements” with respect to Global Sources. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “will” and similar terms and phrases, including references to assumptions. These forward-looking statements, including current trend information, projections for future business activities and other trend projections, involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in the Offer to Purchase.
These risks, uncertainties and other matters can be found in Global Sources Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007. Except as required by law, we do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected.

The information contained in this press release is a statement of our present intention, beliefs or expectations and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and their and our assumptions. We may change our or their intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in our or their assumptions or otherwise.